nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

04036089

July, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 06 2004
WASH., D.C.
185

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on June-, 2004 pursuant to art. 82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 34914519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
AUG 09 2004
THOMSON
FINANCIAL

dw 8/9

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 23rd July 2004

FIRST HALF 2004 SALES AND RESULTS

INCOME	1H 2004	1H 2003	Change %
Consolidated Income	**468,98**	**458,20**	**2,4%**
Income from Hotel Activity Comparable	372,33	374,96	-0,7%
Income from Hotel Activity Consolidated	421,18	437,84	-3,8%
Income from Real Estate Activity	47,80	20,36	134,8%
RESULTS	**1H 2004**	**1H 2003**	**Change %**
Consolidated Ebitda	**94,70**	**70,34**	**34,6%**
Ebitda from Hotel Activity Comparable	64,10	64,13	0,0%
Ebitda from Hotel Activity Consolidated	55,02	62,05	-11,3%
Ebitda from Real Estate Activity	39,68	8,30	378,1%

Hotel business - Highlights:

- **RevPAR at comparable hotels in Europe slipped 0.81% in the first half overall, but gained 0.89% in the second quarter.**
- **EBITDA at comparable hotels increased by 8% in the second quarter, the first gain in EBITDA after declining for seven straight quarters.**
- **Benelux's contribution to EBITDA increased by 12% to €33m, and this unit continues to gain in weighting within consolidated group results.**
- **Hotel revenues rose 12% in Germany and 14.8% in Austria & Switzerland in the first half.**
- **Cost-cutting enabled the ratio of full-time equivalent employee (FTE) per occupied room at comparable hotels to fall 5.8%, while operating costs per occupied room improved by 5.1%.**
- **Net income after tax and extraordinary items totalled €22.78m, 133% more than in 1H02 (€9.89m).**
- **Net debt was reduced by 20.4% year-on-year, from €639.53m to €509.3m, after paying dividends and redeeming part of the preference shares.**

Property business - Highlights:

- **Property EBITDA totalled €39,60m, 379% more than in 1H03 (€8.29%).**
- **Solid operating performance: there were €73.5m in confirmed sales not yet booked at 30 June, i.e. 98% more than the 30 June 2003 figure of €37.1m.**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

1. OPERATING RATIOS FIRST HALF 2004

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2004	2003	2004	2003	%Dif	2004	2003	%Var	2004	2003	%Var
SPAIN COMPARABLE	**9.331**	**9.329**	**65,69%**	**66,77%**	**-1,63%**	**86,85**	**90,31**	**-3,83%**	**57,05**	**60,30**	**-5,39%**
Non Comparable Spain	1.077	1.032	48,00%	56,98%	-15,76%	72,49	127,44	-43,12%	34,79	72,61	-52,08%
TOTAL B.U. SPAIN	10.408	10.361	63,86%	65,80%	-2,95%	85,73	93,51	-8,32%	54,75	61,53	-11,02%
HOLLAND & BELGIUM COMPARABLE	**6.051**	**6.053**	**64,43%**	**60,20%**	**7,03%**	**84,80**	**88,96**	**-4,68%**	**54,64**	**53,56**	**2,02%**
Non Comparable Belgium & Holland & Others	699	1.054	61,64%	55,57%	10,92%	91,42	83,75	9,15%	56,35	46,54	21,07%
TOTAL B.U. HOLLAND&BELGIUM	6.750	7.107	64,14%	59,51%	7,78%	85,46	88,24	-3,15%	54,82	52,52	4,38%
TOTAL SWITZ & AUSTRIA COMPARABLE	**845**	**845**	**62,18%**	**54,88%**	**13,29%**	**61,98**	**65,28**	**-5,07%**	**38,54**	**35,83**	**7,55%**
Switzerland & Austria&Hungary Non Comparable	812	481	61,87%	71,44%	-13,40%	76,25	89,29	-14,61%	47,17	63,80	-26,05%
TOTAL B.U. SWITZ&AUSTRIA&HUNGARY	1.657	1.325	62,03%	60,89%	1,87%	68,95	75,50	-8,67%	42,77	45,97	-6,96%
GERMANY COMPARABLE	**7.715**	**7.715**	**56,57%**	**54,30%**	**4,19%**	**58,53**	**58,09**	**0,75%**	**33,11**	**31,54**	**4,96%**
Germany Non Comparable	1.140	814	45,06%	36,99%	21,82%	81,01	60,46	33,99%	36,50	22,36	63,23%
TOTAL B.U. GERMANY	8.855	8.529	55,09%	52,65%	4,64%	60,89	58,25	4,54%	33,55	30,67	9,39%
TOTAL EUROPE COMPARABLE	23.942	23.942	62,31%	60,67%	2,70%	77,15	79,88	-3,42%	48,07	48,46	-0,81%
Mercosur Comparable	1.274	1.274	55,78%	52,82%	6,96%	35,72	30,86	15,76%	21,35	16,30	31,00%
Mexico Comparable	1.493	1.495	60,63%	57,82%	2,81%	67,01	78,64	-14,79%	40,63	45,47	-10,64%
LATINAMERICA COMPARABLE	**2.767**	**2.769**	**60,24%**	**55,52%**	**8,50%**	**52,72**	**57,72**	**-8,68%**	**31,75**	**32,05**	**-0,92%**
Mercosur Non Comparable	71	49	50,80%	50,76%	0,08%	14,91	12,94	15,22%	7,57	6,57	15,22%
Mexico Non Comparable	177	372	44,84%	64,77%	-30,77%	56,10	69,71	-19,52%	25,15	45,15	-44,30%
LATINAMERICA NO COMPARABLE	248	421	46,54%	63,15%	-26,30%	43,22	64,45	-32,94%	20,12	40,70	-50,58%
LATINAMERICA CONSOLIDATED	3.015	3.190	59,11%	56,53%	4,56%	52,10	58,72	-11,27%	30,80	33,19	-7,21%
TOTAL CONSOLIDATED	**30.684**	**30.513**	**60,82%**	**59,48%**	**2,27%**	**75,04**	**79,30**	**-5,37%**	**45,64**	**47,16**	**-3,22%**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

2. REVENUE AND EBITDA FIRST HALF 2004

	June, 30th. 2004			June, 30th. 2003				
	REVENUE	EBITDA	Margin %	Revenue M Euros	EBITDA	Margin %	% Change 04/03 REVENUE	EBITDA
Spain & Portugal Comparable	**154,72**	**36,74**	**23,7%**	**162,24**	**42,24**	**26,0%**	**(4,6%)**	**(13,0%)**
Spain & Portugal Non Comparable	13,68	-1,55	(11,3%)	23,20	5,71	24,6%	(41,0%)	(127,1%)
B.U.SPAIN & PORTUGAL	168,40	35,19	20,9%	185,44	47,95	25,9%	-9,2%	-26,6%
Holland & Belgium & Others Comparable	**109,05**	**29,36**	**26,9%**	**108,11**	**26,01**	**24,1%**	**0,9%**	**12,9%**
Holland & Belgium & Others Non Comparable	9,99	3,87	38,8%	15,25	3,75	24,6%	(34,5%)	3,3%
B.U. HOLLAND & BELGIUM & OTHERS	119,04	33,23	27,9%	123,36	29,76	24,1%	-3,5%	11,7%
Switzerland & Austria Comparable	**8,94**	**-1,14**	**(12,7%)**	**8,59**	**-1,78**	**(20,7%)**	**4,0%**	**36,1%**
Switzerland & Austria & Hungary Non Comparable	9,93	-0,08	(0,8%)	7,84	-0,82	(10,5%)	26,7%	90,3%
B.U. SWITZERLAND & AUSTRIA & HUNGARY	18,87	-1,22	(6,4%)	16,44	-2,60	(15,8%)	14,8%	53,3%
Germany Comparable	**76,01**	**-7,20**	**(9,5%)**	**72,09**	**-7,69**	**(10,7%)**	**5,4%**	**6,3%**
Germany Non Comparable	13,23	-0,03	(0,2%)	7,62	-0,09	(1,1%)	73,7%	67,3%
B.U. GERMANY	89,24	-7,23	(8,1%)	79,70	-7,77	(9,8%)	12,0%	7,0%
TOTAL EUROPE COMPARABLE	**348,72**	**57,77**	**16,6%**	**351,02**	**58,79**	**16,7%**	**-0,7%**	**-1,7%**
Latin America Comparable	**23,61**	**6,34**	**26,8%**	**23,94**	**5,34**	**22,3%**	**(1,4%)**	**18,6%**
Latin America Non Comparable	2,01	0,21	10,4%	8,96	2,03	22,6%	(77,5%)	(89,6%)
B.U. LATIN AMERICA	25,63	6,55	25,6%	32,90	7,37	22,4%	-22,1%	-11,2%
HOTEL ACTIVITY COMPARABLE	**372,33**	**64,10**	**17,2%**	**374,96**	**64,13**	**17,1%**	**-0,7%**	**0,0%**
CORPORATE	0,00	-11,51		0,00	-12,65			9,0%
TOTAL HOTEL ACTIVITY	**421,18**	**55,02**	**13,1%**	**437,84**	**62,05**	**14,2%**	**-3,8%**	**-11,3%**
SOTOGRANDE REAL ESTATE	47,80	39,68	83,0%	20,36	8,30	40,7%	134,7%	378,3%
TOTAL CONSOLIDATED	**468,98**	**94,70**	**20,2%**	**458,20**	**70,34**	**15,4%**	**2,4%**	**34,6%**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

3. P&L ACCOUNT AS AT JUNE, 30th 2004

NH HOTELES,S.A. P&L ACCOUNT AS AT JUNE, 30th 2004	H1 2004 M Eur.	%	H1 2003 M. Eur	%	H104/H103 Var. %
hotels sales and other revenues	421,18	89,8%	437,84	95,6%	(3,8%)
real estate sales and other	47,80	10,2%	20,36	4,4%	134,8%
TOTAL REVENUES	**468,98**	**100,0%**	**458,20**	**100,0%**	**2,4%**
cost of real estate sales	(3,77)	(0,8%)	(7,99)	(1,7%)	(52,8%)
operating expenses	(283,53)	(60,5%)	(297,91)	(65,0%)	(4,8%)
GROSS OPERATING PROFIT	**181,68**	**38,7%**	**152,30**	**33,2%**	**19,3%**
lease payments and property taxes	(86,98)	(18,5%)	(81,95)	(17,9%)	6,1%
EBITDA	**94,70**	**20,2%**	**70,35**	**15,4%**	**34,6%**
depreciation	(39,80)	(8,5%)	(41,49)	(9,1%)	(4,1%)
depreciation STG consolidation difference	(2,32)	(0,5%)	(0,88)	(0,2%)	163,6%
EBIT	**52,58**	**11,2%**	**27,98**	**6,1%**	**87,9%**
interest income (expense)	(9,97)	(2,1%)	(15,38)	(3,4%)	(35,2%)
income from minority equity interests	0,02	0,0%	(0,06)	(0,0%)	(133,3%)
extraordinary results	(3,57)	(0,8%)	21,20	4,6%	(116,8%)
EBT	**39,06**	**8,3%**	**33,74**	**7,4%**	**15,8%**
corporate income tax	(10,39)	(2,2%)	(5,78)	(1,3%)	79,8%
NET INCOME before minorities	**28,67**	**6,1%**	**27,96**	**6,1%**	**2,5%**
minority interests	(7,79)	(1,7%)	(1,60)	(0,3%)	386,9%
NET INCOME	**20,88**	**4,5%**	**26,36**	**5,8%**	**(20,8%)**

4. OPERATING EXPENSES IN TOTAL HOTEL ACTIVITY RELATED TO ROOMS

Employee per room (Total Hotels)*	January-June 2004	January-June 2004	% Ch.
Average Rooms	30.684	30.513	0,6%
NH Average number of emploees (FTEs)	10.792	11.469	-5,9%
FTE per room	0,35	0,38	-7,9%
Staff cost per available room (€/day)	26,17	27,67	-5,4%
Other operating expenses per available room (€/day)	17,91	19,25	-7,0%

Significant features of operating costs:

- The cost-cutting plan improved per-room operating ratios, both at comparable hotels and at all NH hotels opened or refurbished in the last twelve months.
- NH succeeded in cutting FTEs by 110 with respect to mid-2003.
- FTE per occupied room in the entire group fell by 5.8%, while total operating costs per occupied room improved by 5.1% and personnel costs per occupied room fell 5.6%.

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL BUSINESS

SPAIN

- The €17.04m decline in total revenues was due primarily to the sale of the Princesa Sofía hotel in 2003 (it contributed €16m in revenues and €5.33m in EBITDA in 1H03).
- RevPAR at comparable hotels fell 5.39% year-on-year on a decline of 1.08 points in occupancy and 3.83% in price.
- In the second quarter comparable RevPAR fell 5.92%, compared with 4.72% in the first. Occupancy slipped 0.9 percentage points in 2Q04, compared with 1.23 in 1Q04; prices fell by 4.71% in 2Q04, compared with 2.81% in 1Q04.
- The following factors affected business performance:
  - Greater competition in Madrid and Barcelona put pressure on prices.
  - Higher sales in the leisure segment boosted occupancy but at a lower average price.
  - Occupancy by traditional business customers declined, while prices were maintained.
  - The terrorist attacks in Madrid on 11th March affected revenues in the first half of April, but the situation returned to normal in May and June.
  - Comparable RevPAR in Madrid eased 7.1%, with the average daily rate (ADR) falling 3.87% and occupancy down 2.36 points. The Deloitte & Touche HotelBenchmark RevPAR figures for Madrid for 1H04 have not yet been released. The latest figure (31st May) showed market RevPAR falling 1.7 percentage points more than at NH at that time.
  - Comparable RevPAR in Barcelona slipped 5.11%, with the ADR down 4.92% and occupancy easing 0.15 points. Pending the Deloitte & Touche HotelBenchmark RevPAR figures for Barcelona for 1H04, the latest figure (31st May) showed market RevPAR down 2.3 percentage points more than at NH.
  - The NH Almenara hotel hosted sizeable conventions in 2003 which were not repeated in 2004. Adjusting for this effect, the decline in comparable revenues in total Spain would have been one percentage point less.
- Operating cost performance:
  - Excluding food and beverages (F&B), which are more variable, comparable hotel operating costs fell 0.37% despite an average 4.5% wage inflation.
  - The seven hotels added in Spain in the last twelve months contributed to distributing operating costs more efficiently.

BENELUX

- The €4.32m decline in total revenues is due principally to the sale of the Crowne Plaza hotel in 2003 (it contributed €2m in revenues and €1.44m in EBITDA in 1H03) and the refurbishment of some hotels in Belgium.
- Comparable RevPAR increased by 2.02% year-on-year, with occupancy up 4.23 points and the ADR down 4.68%.
- In 2Q04 comparable RevPAR rose by 5.37%, compared with a 1.92% decline in 1Q04. Occupancy increased by 7.01 percentage points in the second quarter, compared with 1.23 points in the first. The ADR fell 4.77% in the second quarter and 4.57% in the first quarter.

NH HOTELES INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
investor.relations@nh-hotels.com
www.nh-hoteles.com

- According to the HotelBenchmark survey, RevPAR fell 1.7% in Amsterdam but rose 3.3% in Brussels. In contrast, NH Hoteles's comparable RevPAR fell 0.4% in Amsterdam but surged 24.8% in Brussels. The ADR fell 2.86% and occupancy rose 1.86 points in Brussels, while the ADR fell 3.68% and occupancy gained 12.73 points in Brussels.
- The following factors shaped operating performance in Benelux:
    - Amsterdam comparable RevPAR rose steadily in all months but April (affected by a strong baseline due to conventions and significant events in 2003).
    - The customer profile shifted more towards holidaymakers towards leisure, which will contribute to boosting occupancy, albeit at a lower average price.
    - The Dutch economy was more dynamic in 2H04, which will contribute to a recovery in market share in the MCI (Meetings, Conventions and Incentives) segment.
    - Good performance at NH in Belgium was due to the company's efforts to reposition NH hotels in Brussels and to the fact that some of the hotels had only just opened in late 2002.

- Operating cost performance:
    - Comparable EBITDA increased by 9.6%, and the EBITDA margin rose from 33.1% to 36% at comparable hotels.
    - Efficiency measures led to a 3.86% reduction in operating costs (a nominal saving of €2.5m in 1H04).

<u>GERMANY</u>

Highlights of 1H04:

- The €9.54m increase in total revenues was due primarily to good operating performance by comparable hotels and to the addition of two new hotels in 2003 (Frankfurt City and Dusseldorf Messe) which are enhancing overall RevPAR in Germany.
- Comparable RevPAR gained 4.96% year-on-year on a 2.27-point increase in occupancy and a 0.75% increase in prices.
- In the second quarter comparable RevPAR rose 9.60%, compared with 0.36% in the first quarter. Occupancy gained 2.68 points in 2Q04, up on the 1.9-point gain in 1Q04. Prices rose 4.7% in the second quarter after falling 3.22% in the first.
- EBITDA losses were reduced considerably in 2Q04, reaching -€1.9m.
- According to HotelBenchmark, RevPAR rose 6.6% in Berlin and fell 3.7% in Frankfurt; in contrast, comparable hotel RevPAR at NH Hoteles gained 4.5% in Berlin but fell 7.2% in Frankfurt.
- Operating performance in Germany was shaped by the following factors:
    - Occupancy beat expectations due to stepped-up marketing efforts and a better product. Prices are beginning to stabilise, having gained nearly 5% in the second quarter.
    - There were more trade fairs in 1Q04 than in the same period last year. The Dusseldorf fair (DRUPA), which is held only once every four years, took place in 2Q04 and provided €2m in additional revenues with respect to last year.
- Operating cost performance:
    - Gross operating profit increased by 6.1%, and the gross margin widened from 29.9% to 30.1%.

- Operating costs increased by 4.47%, partly due to extraordinary repair and maintenance expenses and partly due to new insurance policies.

Switzerland, Austria & Hungary

Significant events in the first half of 2004:

- Total revenues increased by €2.43m (14.8%) year-on-year due partly to the addition of the Budapest hotel in 2003 and the extra rooms at NH Vienna Airport in March 2004.
- Comparable RevPAR rose 7.55% year-on-year, with occupancy up 7.29 points but prices down 5.07%.
- In the second quarter, comparable RevPAR increased by 11.58%, compared with 2.26% in the first quarter. Occupancy rose 11.21 points in the second quarter, compared with 3.45 points in the first, while prices slipped 5.58% in the second quarter and 4.6% in the first.
- The NH Vienna Airport, Luzern and Salzburg hotels performed particularly well.
- Operating cost performance:
  - Gross operating margins increased by 12.5% to 21.5% due to lower FTEs, renegotiation of contracts with suppliers and more efficient control of maintenance costs.

Latin America

Significant events in the first half of 2004:

- Total revenues in local currency at comparable hotels in Mexico rose 2.4%, while EBITDA gained 3.7%. However, total revenues in euros fell 22%, partly due to the sale in 2003 of NH Cancun (it contributed €1.63m in EBITDA in 1H03), with 13% being due to the euro's appreciation.
- In Mercosur, local currency revenues at comparable hotels rose 40%, driven mainly by Argentina, where revenues gained 52.9%.
- Operating cost performance:
  - Gains in ADR with respect to occupancy at our Latin American hotels contributed to improving their operating margin.
  - Operating costs in Latin America, excluding F&B, fell 26.10% (13% due to exchange differences and 13% due to improved efficiency).
  - In Mexico, IT improvements and staff training on the new systems were completed, so additional cost savings are expected in the coming months.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

SOTOGRANDE´S PROPERTY AND GOLF BUSINESS

Sotogrande - Sales Breakdown	January-June 2003		January-June 2004		
	000 Euros	%	000 Euros	% peso	% Var.
Berths and Parking Lots	1.299	3%	610	3%	113%
Apartments	0,00	0%	470	2%	-100%
Houses	0,00	0%	9.466	46%	-
Plots	44.633	93%	8.423	41%	430%
Other Income	3.168	7%	1.395	7%	127%
Total Property Sales	**47.800**	100%	**20.364**	100%	135%

Highlights of the first half of 2004:

- Confirmed sales not yet booked at 30 June amounted to €73.5m, 98% more than the figure of €37.1m reported twelve months before, and 10% lower than at 31 March 2004. These sales will contribute an estimated €42m to EBITDA between 2004 and 2006.
- A large plot of land was sold in 1Q04 for €21m, contributing €19.6m to EBITDA. The plot has outline permission for 25,249 m^2 of construction.
- EBITDA from property sales amounted to €39,6m, 379% more than the €8.29m attained at 30 June 2003. But for the large land sale in 1Q, EBITDA would have been €4.8m, 133% more than last year.
- Confirmed sales break down as follows: marina berths: 13%; apartments and houses: 76%; land: 11%.
- A total of €7.4m in playing-rights were collected at the "la Reserva" golf club.

FINANCIAL PERFORMANCE

Highlights of 1H04:

- Net debt stood at €509.3m, down 20.4% year-on-year from €639.53m. but up 12.15% on 31 March 2004 (€454.12m) due to:
  - The payment of a €0.25 per share dividend in 2Q04, totalling almost €30m.
  - Redemption of part of the preference shares at Krasnapolsky for €30m.
- The Debt/Equity ratio rose from 0.56x at 31 March 2004 to 0.61x at 30 June 2004.
- The net financial loss narrowed by 45.2% from -€8.54m to -€4.68m due to the effect of currency fluctuations on Latin American debt and the reduction in average indebtedness year-on-year.
- In the second quarter, NH Hoteles arranged a €350m syndicated loan to refinance debt. The main advantages of the loan are as follows:

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- Greater financial flexibility.
- Centralisation of debt.
- Lower cost of debt: now Euribor + (0.6%-0.9%) compared with Euribor + (0.75%-2%) on the debt which was cancelled.

PORTFOLIO SITUATION AT 23 JULY 2004

New openings: 4 new hotels so far this year

NH Hoteles currently operates 239 hotels with 34,397 rooms.

It has opened 4 hotels since the beginning of the year, including the NH Palacio de Santa Marta, which was opened in the second quarter:

Hotel	City	Type of contract	No. of rooms
NH Express el Maquinista	Barcelona	Leased	92
NH Express S. Sebastián de los Reyes	Madrid	Leased	98
NH Cartagena (Collection)	Cartagena	Leased	100
NH Palacio de Santa Marta (Collection)	Trujillo	Management contract	50

Divestment and cancellation of hotels

Hotel / Type of contract	City	Comments	No. of rooms
NH Cancún / Owned	Cancun (Mexico)	Now under management	325
NH Waldorf / Leased	Antwerp (Belgium)	No longer in the NH chain	150
NH Villacarlos / Owned	Valencia (Spain)	Now under management	51
Alfa Louise	Brussels (Belgium)	Management contract expired	40

The Hotel Villacarlos was divested for €4.52m (i.e. 10.04x EBITDA), providing a capital gain of €1.27m.

Projects signed:

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
www.nh-hoteles.com

NH Hoteles currently has 24 new projects signed involving a total of 3,731 rooms. This figure includes 4 company-owned hotels, 16 leased hotels and 4 under management contract.

In Spain, including the hotels opened so far in 2004, the plan is for 17 hotels with 2,459 rooms.

A contract has been signed to open a 206-room hotel under lease in The Hague.

NH Hoteles will open in first hotel in Italy, specifically in Milan, in 2006. The 231-room hotel will be leased.

The plan for a hotel in Munich was shelved, and there are now only two contracts signed in Germany: NH Hamburg Airport and NH Nurberg City, both leased, with a total of 592 rooms.

NH Hoteles Portfolio February 2nd, 2003		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
		Leased	Owned	Manage	TOTAL	Leased	Owned	Manage	TOTAL	
Spain	Hotels	70	18	20	**108**	10	4	3	**17**	**125**
+Portugal	Rooms	8.039	2.572	1.451	**12.062**	1.455	366	303	**2.124**	**14.186**
The	Hotels	9	18	1	**28**	1	0	0	**1**	**29**
Netherlands	Rooms	1.279	3.986	80	**5.345**	206	0	0	**206**	**5.551**
Belgium	Hotels	1	9	0	**10**	0	0	0	**0**	**10**
	Rooms	241	1.003	0	**1.244**	0	0	0	**0**	**1.244**
Germany	Hotels	51	1	1	**53**	2	0	0	**2**	**55**
	Rooms	8.718	223	144	**9.085**	592	0	0	**592**	**9.677**
Switzerland	Hotels	2	3	0	**5**	0	0	0	**0**	**5**
	Rooms	329	339	0	**668**	0	0	0	**0**	**668**
Austria	Hotels	6	0	0	**6**	0	0	0	**0**	**6**
	Rooms	797	0	0	**797**	185	0	0	**185**	**982**
Italy	Hoteles	0	0	0	**0**	1	0	0	**1**	**1**
	Hab.	0	0	0	**0**	231	0	0	**231**	**231**
Americas	Hotels	3	16	6	**25**	2	0	1	**3**	**28**
	Rooms	381	2.589	1.593	**4.563**	215	0	128	**343**	**4.906**
Rest of	Hotels	2	1	1	**4**	0	0	0	**0**	**4**
the World (*)	Rooms	357	42	234	**633**	0	0	0	**0**	**633**
TOTAL	Hotels	144	66	29	**239**	16	4	4	**24**	**263**
	Rooms	20.141	10.754	3.502	**34.397**	2.884	366	431	**3.681**	**38.078**

(*) Hotels operated in South Africa, Ghana and Hungary.